                                                                EXHIBIT 99(g)(2)

                CIVIL DISTRICT COURT FOR THE PARISH OF ORLEANS

                              STATE OF LOUISIANA

NO. 99-4195                   DIVISION B SECTION 6                  DOCKET NO.

                      ROBERT PASTERNAC, HARRIET RAND AND
                        MAYER R. LEVINTON, on behalf of
                 themselves and all others similarly situated

                                    VERSUS

                     WILLIAM J. JOHNSON, ROBERT H. RAWLE,
                      ROGER E. TETRAULT, RICK L. BURDICK,
                    RICHARD E. WOOLBERT, ROBERT L. HOWARD,
                       SEAN C. O'KEEFE, CEDRIC RITCHIE,
           McDERMOTT INTERNATIONAL, INC. AND J. RAY McDERMOTT, S.A.

FILED:
     -----------------------                    ------------------------------
                                                                    DEPUTY CLERK

                             CLASS ACTION PETITION

     Plaintiffs, by and through their attorneys, allege the following upon information and belief, except as to paragraph 4 which is alleged upon personal knowledge as to each of them:

                             Nature Of The Action

     1. This is a stockholder's class action on behalf of the minority stockholders of J. Ray McDermott, S.A. ("JRM" or the "Company"), a majority owned subsidiary of McDermott International, Inc. ("McDermott"). The action is brought against JRM, its directors and McDermott, the controlling shareholder of JRM, in connection with the proposed acquisition by McDermott of the publicly owned minority shares of JRM common stock which McDermott does not already own. The action arises out of a "proposal" by the Board of Directors of McDermott to JRM and its Board of Directors calling for a merger in which each publicly traded share of JRM would be converted into 1.15 shares of McDermott common shares. Immediately prior to the proposal, McDermott beneficially owned approximately 63% of the outstanding shares of JRM. As set forth hereafter, McDermott, by way of the proposal, seeks to purchase all of the minority shareholders' outstanding shares at an unfair and inadequate price.

     2. McDermott, by encouraging the JRM Board of Directors to recommend acceptance of the proposal and by negotiating the unfair and inadequate proposal, is in breach of its fiduciary duties as JRM's controlling shareholder to JRM's minority shareholders, in not taking all steps necessary to offer and/or to ensure a fair and adequate price for JRM's shares (including an auction) and by improperly placing undue pressure on JRM and its minority shareholders to accept the proposal. Given that McDermott already owns approximately 63% of JRM's outstanding common stock, McDermott owed and owes a fiduciary duty to the minority shareholders to deal fairly with the minority shareholders and to ensure that the price offered to JRM shareholders is fair and adequate.

     3. The consideration that McDermott has offered to members of the class (as defined below) in the proposed transaction is unfair and inadequate because, among other things, the intrinsic value of JRM's common stock is materially in excess of the amount offered, giving due consideration, among other things, the Company's growth and anticipated operating results, net asset value and profitability, the merger premium over the Company's shares' market price immediately prior to the announcement of the Office and the wrongful and undue pressure brought to bear on the Company's Board of Directors by McDermott. Immediately prior to announcement of the proposal on March 10, 1999, JRM's common stock closed at $24.375 per share and; McDermott's common stock closed at $23.00 per share; giving the proposal a value of $26.45 per share, or a premium of just $2.075 per share. On March 10, 1999 JRM's common stock closed at $28.125 per share and; McDermott's common shares closed at $24.3125 per share; giving the proposal a value of $27.95 per share of less than the market price for JRM common shares.

     4. In addition, in light of the factors set forth below at (S)(S)32 through 38, the Board of Directors of JRM is incapable of negotiating an offer fair and adequate to the minority shareholders and/or arriving at a genuinely independent decision regarding acceptance and recommendation of the proposal.

                                  The Parties

     5. Plaintiffs are and have been at all relevant times the owners of shares of the common stock of JRM.

     6. (a) JRM is a Panama corporation with its principal executive offices located at 1450 Poydras Street, New Orleans, Louisiana 70112-6050. JRM describes itself as a leading worldwide marine construction company. It services include design, fabrication, transportation and installation of new and refurbished offshore platforms, installation of offshore pipelines and design and installation of subsea production facilities for the offshore oil and gas industry. As of March 10, 1999, JRM has over 41,000,000 shares of stock issued and outstanding, trading on the New York Stock Exchange. Approximately 63% of JRM common stock is owned by McDermott.

     (b) McDermott is a Panama corporation with its principal executive offices at 1450 Poydras Street, New Orleans, Louisiana 70112-6050, the same address with JRM. McDermott describes itself as a leading worldwide energy services company. It and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.

     7. Immediately prior to the proposal, McDermott was the owner of approximately 63% of JRM's outstanding common shares. In addition, McDermott has numerous interlocking business arrangements with JRM and controls and dominates JRM's affairs, as set forth below at (P)32. At least three members of the JRM Board of Directors sit on the Board of Directors of McDermott, as well. McDermott, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the minority shareholders of JRM.

     8. Defendants William J. Johnson, Robert H. Rawle, Roger E. Tetrault, Rick
L. Burdick, Richard E. Woolbert, Robert L. Howard, Sean C. O'Keefe, Cedric Ritchie, constitute the Board of Directors of McDermott (collectively, the "Individual Defendants").

     9. Each individual Defendant and McDermott owed and owes JRM and its minority stockholders fiduciary obligations and were and are required to: use their ability to control and manage JRM in a fair, just and equitable manner, act in furtherance of the best interests of JRM and its minority stockholders, including, but not limited to, offering and/or obtaining a fair and adequate price for JRM's shares; refrain from abusing their positions of control; and not to favor their own interests at the expense of its minority stockholders.

                           CLASS ACTION ALLEGATIONS

     10. Plaintiffs bring this action on behalf of themselves and as a class action on behalf of all minority stockholders of JRM, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

     11. This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. There are over 41 million shares of JRM common stock outstanding, held by hundreds, if not thousands, of record and beneficial stockholders.

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

               (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits McDermott at the expense of the members of the Class;

               (ii) Whether the individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiffs and the other members of the Class;

               (iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

               (iv) Whether McDermott has initiated and timed its buy-out of JRM's minority shares at a point in time when JRM is suffering from a temporary cyclical downturn in the industry in order to unfairly benefit McDermott at the expense of JRM's minority shareholders; and

               (v) whether the Individual Defendants are in breach of their fiduciary duties of full faith and candor to JRM's shareholders.

         (c) The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike from defendants' action.

         (d) Plaintiffs are committed to the prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                           SUBSTANTATIVE ALLEGATIONS

     12. Defendants are taking wrongful advantage of a general downturn in the fortunes of oil and oil service companies and the world economy affecting JRM in order to freeze out the minority shareholders of JRM. Until very recently, JRM's business and finances were strong. Indeed, as set forth below, its fundamentals are still strong. As recently as July 1998, the prices of JRM's common stock traded in the $40's, and in October 1998 in the $30's, substantially higher than the inadequate price to be paid just a few months later by McDermott pursuant to its proposal.

     13. In addition, as a result of the interconnected nature of McDermott's and JRM's business, including partnerships, joint ventures, shared members of the McDermott and JRM Board of Directors and/or the parent/subsidiary relationship between the two companies, any decision by the Board of Directors of JRM to accept or recommend the acceptance of the proposal, cannot be an independent one.

     14. Just a little over half a year ago, on or about July 9, 1999, JRM published its Annual Report to shareholders for the fiscal year ended March 31, 1998. In the Letter to Shareholders contained therein and signed by defendant Tetrault, the Company tout edits performance, stating:

     When we look at the achievements of the past fiscal year, it goes without saying we are pleased. Our net income improved, our cash flow improved, our balance sheet grew stronger-in short, we are a healthier company. We grew healthier by returning to the basics, the fundamentals of running a business.

                                     * * *

     At the beginning of fiscal 1998, we set out to do four things: return to our core businesses, reduce corporate expenses, achieve operational excellence and provide our executives with the incentive to act like owners. What resulted was a year that surpassed our expectations, with over $80 million in net income and cash and investments of nearly $700 million.

     Financial Results

     In fiscal 1998, we posted net income applicable to common stock of $81.8 million and diluted earnings per share of $1.89. Excluding $17.9 million in non-recurring, after-tax gains, diluted earnings per share were $1.51. The year before, we had a net loss of $20.1 million, including $12.7 million in nonrecurring, after-tax gains, and a loss per share of $0.50, diluted. Excluding nonrecurring gains, last year's loss was $0.81 a share, diluted. Revenues for fiscal 1998 were $1.88 billion, compared to $1.41 billion in fiscal 1997.

     Improvements in income came from better results from our operations. Operating unit income was $107.1 million, compared to $10.8 million last year, with contributions from every region but the Far East, where contract impairments led to a loss.

                                     * * *

     Cash Makes J. Ray McDermott Stronger

     Generating the cash to strengthen our balance sheet was central to our plan. Between operational improvements and assets sales, our cash and investments grew to $696 million from $212 million a year ago.

     The effect on our balance sheet is remarkable. At the end of fiscal 1997, our debt exceeded cash and investments by $188 million. At the end of fiscal 1998, the balance had moved to the asset side of the ledger as cash and investments exceeded debt by $419 million, a swing of over $600 million from year to year.

     The Plan-Phase I

     Action 1: Return to Core: The first point of our plan was to focus on our core marine construction businesses and the control of our assets. We terminated joint ventures we didn't control, most notably HeereMac and McDermottETPM, and we disposed of equipment that did not support our high-tech, low-cost goal.

     Action 2: Reduce Corporate Costs: McDermott International made a substantial reduction in corporate costs which allowed J. Ray McDermott to continue to receive corporate legal, financial and administrative services on a very cost effective basis. McDermott International reduced space leased for corporate headquarters, closed foreign marketing offices, initiated a corporate staff reduction of about 30%, and is taking other measures to keep those costs in line.

     Action 3: Achieve Operational Excellence: Our quest for operational excellence began with ending the emphasis on volume, which characterized our operations in the past, reducing costs and generating cash-in other words, bringing something to the bottom line, no matter if the top line increased or decreased.

     We improved our bidding and project management skills, reduced the assets we employ, created a new system for business planning and reviews, and held our managers accountable for meeting the commitments made in these reviews. By emphasizing this business-like approach, we have begun to reposition ourselves in our marketplaces and to create the opportunity for future improvements.

                                     * * *

     A primary objective of the first phase of our plan was a stronger balance sheet. With that objective met, we can now begin a second phase with the objectives of continuing to lower our costs and wisely using our cash. There are also more costs to be cut in our operations, an issue that is addressed by our recent management consolidation in Houston.

     One option for our cash is to restructure our corporate equity through common stock buy-back programs. Our board of directors has authorized the repurchase of two million common shares to reduce dilution created by options and Thrift Plan contributions. At the end of the fiscal year, we had repurchased 362,500 common shares.

                                     * * *

     Although we began the year with an ironclad rule against acquisitions, our goal of increasing shareholder value means we must include acquisitions in the list of options for our cash. As we move into fiscal 1999, we will pursue any acquisition that we believe will add value for our shareholders.

                                     * * *

     Fiscal 1998 was a year of tremendous change at J. Ray McDermott. We expect the change to continue in fiscal 1999. When I began this job, I told our shareholders I felt it would take three to five years to complete the work necessary to reposition J. Ray McDermott in its markets and to maximize its value to our shareholders. Although the success of the first year was greater than we anticipated, the schedule has not changed. There is much work to be done and more improvement to be made.

     The path to our final destination may not be a straight line--I anticipate there will be ups and downs as we move into the future. However, I assure you that every bit of our effort will go toward continuing the upward trend which began with the success of this past fiscal year.

     15. Indeed, in the very next sentence after the glowing Letter to Shareholders, the Company stated:

     Operations Review

     In fiscal 1998, J. Ray McDermott turned in its best financial performance in over a decade and the most profitable year since it became a public company in 1995. (Emphasis added.)

     16. On or about July 2, 1998, in an item carried on Business Wire, Standard & Poors announced it raised its ratings on McDermott and "related entities," including JRM. Among other things, Standard & Poors stated, "the outlook is now stable."

     17. On or about July 27, 1998, McDermott reported increased net earnings per share of $0.55 per share verses $0.21 a year earlier for the first fiscal quarter of 1999. Defendant Tetrault in commenting on McDermott's strong showing stated "Cost reductions and better performance on several large J. Ray McDermott contracts in the Far East were the keys to improvements in the quarter....They helped us to do better than we expected and their benefits will carry through the rest of the fiscal year." These "large contracts," among other things set forth herein, destroy any ability to JRM's Board or its so-called Independent Committee to make a truly independent decision on the proposal and heighten the duty of McDermott to deal fairly and adequately with the JRM minority shareholders.

     18. On or about July 27, 1998, in an item carried on Business Wire, JRM reported increased earnings per share for the first fiscal year of 1999 of $0.59 a share, diluted verses $0.15 a year earlier. Earnings were reported to "exceed consensus estimates and improve outlook for FY 99" and "cost reductions and contract performance strengthen operating results." In addition, JRM stated,

"stronger balance sheet and focus on cost, position company for market conditions brought on by oil prices and Far East economic environment." The article stated:

     J. Ray McDermott, S.A. (NYSE: JRM) today announced recurring net income of $25.9 million, or $0.59 a share, diluted, for the quarter ended June 30, 1998. Recurring net income a year ago was $6.3 million, or $0.15 a share, diluted. Recurring net income is after preferred stock dividends. Revenues for the June 1998 quarter were $370.6 million. After preferred dividends of $1.8 million, net income applicable to common stock was $56.6 million, or $1.89 a share, diluted. A year ago, revenues were $478.2 million and net income applicable to common stock was $6.3 million, or $0.15 a share, diluted, after the same preferred dividend. Non-recurring items for the June 1998 quarter totaled $60.7 million after tax, primarily from gains on the termination of the McDermott-ETPM joint venture and the sale of assets in JRM's Malaysian joint venture, TL Marine Sdn. Bhd. No significant non-recurring items were reported in the June 1997 quarter.

     19. In an indication of the relatedness of JRM and McDermott, once again, it was defendant Tetrault who commented, "Cost reductions and better performance on several large J. Ray McDermott contracts in the Far East were the keys to improvements in the quarter. They helped us to do better than we expected and their benefits will carry through the rest of the fiscal year."

     20. On or about August 8, 1998, in an article appearing in the New Orleans Times-Picayune, it was reported:

     "Despite a slowdown in the Gulf of Mexico oil patch, J. Ray McDermott's offshore service business will remain profitable enough this year to make several acquisitions and to beef up research and development, the company's chief said Friday.

     After a year of steep cost cutting and the disposal of unprofitable and non-core assets, the New Orleans company is flush with cash and positioned to withstand a decline in business brought by low oil prices and Asian economic troubles. Chairman and Chief Executive Roger Tetrault told shareholders at the company's annual meeting at the Hyatt Regency Hotel.

     Still, the company will be "very prudent" when making investments, said Tetrault, who took the helm of the company and its sister, McDermott International Inc., in February 1997.

     He said several acquisitions are in the works, but he would not give details.

     J. Ray McDermott, which is 63 percent owned by McDermott International, finished its latest fiscal year on March 31 in the black for the first time in two years and with $152 million in cash and cash equivalents.

     21. In an article appearing in the Times-Picayune on or about August 12, 1998, it was reported that:

     Depressed oil prices have forced McDermott International Inc. to scale back its capital spending plan and lower its profit outlook for the current year, the company's chief said Tuesday.

     But continuing efforts to cut operating costs should allow the New Orleans-based global energy services company to turn a profit despite shrinking markets in its two main businesses, marine construction and power generation systems manufacturing, Chairman and Chief Executive Roger Tetrault said.

                                     * * *

     The business slowdown will be more pronounced in the company's Babcock & Wilcox Power Generation Group than it will be in its offshore construction subsidiary J. Ray McDermott, Tetrault said.

     22. Just four months ago, JRM was still reporting significantly higher earnings. On or about October 30, 1998, in an article appearing in Business Wire, under the headlines:

     --Recurring net EPS for the quarter was $1.00, diluted, vs. $0.40, diluted, a year earlier.

     --Cost reductions, operating improvements, including timing, result in higher EPS on lower revenues.

     --Quarter results improve outlook for fiscal 1999.

     --Low oil prices, economic environment reduce backlog, weaken outlook for fiscal 2000.

It was reported:

     J. Ray McDermott, S.A. (NYSE: JRM) today reported recurring net income of $45.7 million or $1.00 a share, diluted, for the quarter ended September 30, 1998. This compares to recurring net income of $18.9 million or $0.40 a share, diluted, in the same quarter a year ago. For the six months ended September 30, recurring net income was $73.4 million or $1.59 a share, diluted, compared with $27.0 million or $0.57 a share, diluted, a year ago. Revenues for the quarter were $349.1 million, with net income of $42.9 million, or $0.94 a share, diluted, compared with revenues of $506.0 million and net income of $18.9 million or $0.40 a share, diluted, a year ago. For the six months, revenues were $719.7 million and net income was $131.3 million or $2.84 a share, diluted, compared with revenues of $984.3 million and net income of $27.0 million or $0.57 a share, diluted, a year ago. Non-recurring items, including the sale of assets in a joint venture, which was offset by a negative benefit adjustment, resulted in a net loss of $2.8 million, after tax for the quarter.

     23. In a statement approximately just four months before McDermott's proposal to the independent Committee of JRM. Tetrault was quoted as saying:

     "We are extremely happy to see continued improvement at the bottom line," said Roger E. Tetrault, chairman of the board and chief executive officer. "While some of the improvement in the quarter is attributed to timing, the results also reflect the success of our efforts to reduce costs as well as the commitment of our management to improve the quality of our operations." A portion of the improvement in the second quarter will carry through the rest of the fiscal year and the company should exceed earlier expectations for fiscal 1999, Tetrault said. Tetrault said the effects of low oil prices and the economic environment in the Far East are reflected in the company's backlog, which has declined from $1.3 billion at the beginning of this fiscal year to $838 million at the end of the September quarter. "Several projects we had previously expected to book within the next six months have been delayed," Tetrault said. "As a result, volume in fiscal 2000 will be as much as 25 percent lower than we initially expected and we anticipate earnings will be lower than in fiscal 1999." Tetrault said the operational and financial improvements J. Ray McDermott has made over the past several quarters prepare the company to deal with this downturn.

     24. On or about October 30, 1998, in an article appearing in the Associated Press State & Local Wire, it was reported that second quarter earnings more than doubled at JRM "partially as the result of a cost-cutting program":

     For the quarter ending Sept. 30, the company earned $42.9 million, or 94 cents per diluted share, compared with $18.9 million, or 40 cents per diluted share, a year ago.

     Revenue fell to $349 million from $506 million. The company said that decline was due to a cutback in operations, particularly in Europe.

     Expenses declined to $297.2 million from $469.9 million.

     Company chairman Roger Tetrault said low oil prices and the Asian economic crisis had cut the company's backlog of contracts from $1.3 billion six months ago to $838 million at the end of the second quarter.

        As a result, earnings likely will drop during the next fiscal year, he said. However, the company still should exceed earlier expectations for the current fiscal year. Tetrault said.

        For the first six months of 1998-99, J. Ray McDermott earned $131.3 million, or $2.84 per diluted share, compared with $27 million, or 57 cents per diluted share, a year ago. First-half revenue dropped to $719.7 million from $984.3 million.

        25. In a sign of a downturn in the industry impacting on JRM, notwithstanding the positive earnings report, it was reported on or about October 31, 1998, in the Times-Picayune:

        the company is hardly bullish in its near-term outlook. Company officials said they already are seeing delays in offshore drilling platform projects related to the industry-wide slowdown.

        Furthermore, McDermott's once-healthy backlog of work orders is eroding. Within McDermott's marine division, the wing most tied to the oil industry, the backlog has dropped from $1.3 billion on March 31 to $838 million at the end of the quarter. That decline includes a $170 million fall in North American operations, almost all of which stem from the Gulf of Mexico.

        "There are a significant number of projects out there that are being delayed," said McDermott Chief Executive Officer Roger Tetrault, who expects the sluggishness to show up in the company's earnings in about six months.

        Tetrault cited one case in which McDermott was awarded a marine contract, completed the engineering and purchased steel, only to be beckoned off by the clients. As with other projects, Tetrault expects that the stoppage will turn out to be a delay rather than a cancellation.

        And competition will be fierce for those projects that do go forward.

        "We expect the competitive environment to get rougher as people start scrapping for work and they release those contracts," he said.

        26. It is this temporary, cyclical downturn in the industry as a whole, which arose not out of any fundamental deficiency in the operations of JRM but out of circumstances beyond its control, that McDermott now wrongfully seeks to exploit and take advantage of by purchasing the outstanding shares held by the minority shareholders at an unfair and bargain basement price.

     27. On or about January 4, 1999, Salomon Smith Barney raised its recommendation on JRM from "neutral" to "out perform".

     28. In a sign of the very recent downturn in the fortunes of the Company, on or about January 27, 1999, in an item appearing in Business Wire:

     J. Ray McDermott, S.A. (NYSE: JRM) today reported net income of $30.2 million, or $0.77 a share, basic, and $0.71 a share, diluted. Revenues for the quarter were $313.3 million. In the same quarter last year, net income was $49.3 million, or $1.20 a share, basic, and $1.08 a share, diluted. Revenues last year were $458.1 million. Net income in both quarters is after deducting a preferred stock dividend of $1.8 million. For the nine months ended December 31, 1998, revenues were $1.0 billion with net income of $157.9 million, or $3.97 a share, basic, and $3.57 a share, diluted. For the same period last year, revenues were $1.4 billion with net income of $72.7 million, or $1.78 a share, basic, and $1.66 a share, diluted. Net income in both periods is after deducting preferred stock dividends of $5.4 million. Net income for the quarter, excluding non-recurring items, was $26.7 million or $0.59 a share, diluted, compared with $32.5 million or $0.69 a share, diluted, for the same quarter a year ago. For the nine months ended December 31, 1998, net income, excluding non-recurring items, was $100.1 million or $2.19 a share, diluted, compared with $58.3 million or $1.24 a share, diluted, for the same period last year. Non-recurring items for the quarter resulted in a pre-tax net loss of $15.5 million and an after-tax net gain of $5.3 million. The pre-tax items included a charge to restructure foreign joint ventures as well as asset sales and impairments, primarily of fabrication assets. The after-tax amount also includes the reversal of tax provisions due to the settlement of issues in two foreign tax jurisdictions. Backlog was $556.0 million at the end of the quarter, compared with $1.3 billion at March 31, 1998, reflecting continued cancellation and deferral of projects worldwide.

     CHAIRMAN'S COMMENTS

     "The overall results of the quarter were in line with our expectations," said Roger E. Tetrault, chairman of the board and chief executive officer. Tetrault noted that the performance of the company's Far East operations provided a benefit to the results, but that results from other regions declined as expected. "We are pleased to note that our operations continue to generate cash, and that our net cash and investments improved in the quarter." Tetrault said. The company ended the quarter with net cash and investments of $524.7 million, compared with $418.6 million at the beginning of the fiscal year. Tetrault pointed out the company's backlog declined by over $700 million since the beginning of the fiscal year. "Low oil prices and reductions in our customers' capital spending plans lead us now to believe volume will be as much as 35% lower next year than in fiscal 1999." He said the company will continue to focus on costs for fiscal 2000 in order to maintain margins, but that profitability will also be lower than previously anticipated because of the volume decline. (Emphasis added.)

     29. On or about February 4, 1999, in an item appearing in Business Wire, the Company announced it had made:

     ...an offer to purchase all of its outstanding 9 3/8% Senior Subordinated Notes due 2005 at a purchase price of 113.048% of their principal amount ($1,130.48 per $1000 principal amount), plus accrued and unpaid interest to, but not including, the payment date. The offer will expire at 5:00 p.m., New York City time, on Friday, March 5, 1999 (unless extended). The outstanding principal amount of the notes is $250 million. In connection with the offer, J. Ray McDermott is also soliciting consents to certain amendments to the indenture for the Senior Subordinated Notes to amend or eliminate certain restrictive covenants. "Retiring this high-coupon debt is part of our continuing program to strengthen our balance sheet and improve the capital structure of our company," said Roger Tetrault, chairman of the board and chief executive officer. "With the amount of cash we currently have on hand, it makes sound business and economic sense to reduce our debt and increase our operating and financial flexibility as we prepare to take advantage of future opportunities." Tetrault pointed out that the company currently has about $875 million in cash and investments, which earns about 5.1% annual interest, compared to the 9 3/8% interest on the senior subordinated notes. (Emphasis added.)

By retiring this huge amount of debt, JRM became an even more attractive candidate for a takeover by McDermott. The timing of the offer for the debt described above, so close in time to the proposal by McDermott to purchase the outstanding shares held by the JRM minority stockholders just a month later, indicates the degree of cooperation between the Boards of McDermott and JRM and the influence of McDermott over the financial affairs of JRM.

     30. On or about March 8, 1999, JRM announced it received tenders from holders of an aggregate of $248,575,000 principal amount of its 9 3/8% Senior Subordinated Notes Due 2006. Following the completion of the tender offer and consent solicitation only $1,425,000 principal amount of the notes will remain outstanding. Thus, almost the entire amount of JRM's debt under such Notes has been retired. The timing of the proposal so close to the retirement of the debt indicates the degree of cooperation between the Boards of McDermott and JRM and the influence of McDermott over the financial affairs of JRM.

     31. Finally, on or about March 10, 1999, in an item appearing on Business Wire, it was announced:

     The Board of Directors of McDermott International, Inc. (NYSE: MDR) today made a proposal to the independent Committee of the Board of Directors of its majority-owned subsidiary, J. Ray McDermott, S.A. (NYSE: JRM), under which McDermott International would acquire all of the publicly held shares of JRM. The proposal calls for a merger in which each publicly held share of J.Ray McDermott would be converted into 1.15 shares of McDermott International, Inc. common stock.

     In a letter to J. Ray McDermott Independent Committee, John W. Johnstone, Jr., Chairman of the Finance Committee of the McDermott International Board, said the offer "represents a significant premium to yesterday's closing price. We believe that our proposal presents an excellent opportunity for your public shareholders and are confident that you will conclude that it is fair and to the best interest of your public shareholders.

                                     * * *

     Johnstone's letter continued: "We are prepared promptly to enter into a binding agreement which would contain standard terms and conditions for transactions of this nature. We know you will carefully consider our proposal and we look forward to working closely with you to conclude a transactions."

In fact, the price proposed does not represent a significant premium, nor, as a result of the further rise in JRM's common stock price, any premium at all.

Lack of Independence Between McDermott and JRM

     32. As a result of the interconnected nature of McDermott's and JRM's business, including partnerships, joint ventures, shared members of the McDermott and JRM Boards of Directors and/or the parent/subsidiary relationship between the two companies, any decision by the Board of Directors of JRM to accept or recommend the acceptance of the proposal, cannot be an independent one.

     33. According to the JRM 1998 Annual Report to Shareholders:

     JRM has material transactions occurring during the normal course of operations with McDermott International and other affiliated companies. JRM has also entered into various agreements with International and its subsidiaries. (See Note 5 to the consolidated financial statements.)

     While JRM's employee liability, comprehensive, general liability, property, marine and other insurance programs are placed through commercial insurance carriers, substantially all of such employee liability exposure is reinsured, and significant deductibles under JRM's other insurance programs are insured, by wholly owned insurance subsidiaries of McDermott International. The premiums charged by such insurance companies of McDermott International for such insurance are based upon the claims experienced and forecasted activities of JRM and its subsidiaries.

     34. According to note 5 to the JRM consolidated financial statements:

     During fiscal year 1997, JRM paid a $231,000,000 note payable to [McDermott] and purchased from [McDermott] certain diving support equipment and systems for $3,573,000 and nine cranes for use in JRM's fabrication and construction activities for $8,295,000. During fiscal year 1998, a tax adjustment of $1,128,000 on the above purchase was included in Capital in Excess of Par Value.

                                     * * *

     McDermott...provides administrative services to JRM under a service agreement. These services include, but are not limited to: accounting, treasury, tax administration and other financial services; human relations; public relations; corporate secretarial; and corporate officer services. The cost of these services to JRM was $13,148,000, $11,900,000 and $11,900,000 for fiscal years 1998, 1997 and 1996, respectively. McDermott...also provides other administrative services which are billed directly to JRM. These services include, but are not limited to, telecommunications and automation. The cost of these services to JRM was $5,197,000, $6,529,000 (including $2,087,000 for corporate officer severance) and $6,615,000 for fiscal years 1998, 1997 and 1996, respectively.

     Certain officers and employees of JRM participate in certain benefit plans which involve the issuance of [McDermott] Common Stock.

     35. The Members of the Board of JRM are not and cannot be truly independent of McDermott.

         (a) Defendant Rawle, a director of JRM, before assuming his present positions as President and Chief Operating Officer of JRM, was Vice President of the Domestic Operations of McDermott's Marine Construction Services Division and Division Manager of its Southeast Asia operations.

         (b) Defendant Tetrault is Chairman of the Board and Chief Executive Officer of both JRM and McDermott.

         (c) Defendant Woolbert is a Director of both JRM and McDermott and Executive Vice President and Chief Administrative Officer of both JRM and McDermott. Prior thereto, at various times he was Compliance Director and Chief Administrative Officer of McDermott.

         (d) Defendant Howard is a Director of both JRM and McDermott.

     36. The Independent Committee to which the proposal was sent by McDermott is comprised of defendants Burdick, Howard, Johnson, O'Keefe and Ritchie. Yet, Howard is a member of the Boards of both JRM and McDermott. In any event the close business and financial connections between JRM and McDermott make it impossible for such committee to truly be independent.

     37. In addition to the above, many of JRM's executive officers, including Daniel R. Gaubert, Clifford E. Bell, Gary W. Drinkwater, Daniel M. Houser, S. Wayne Murphy, Kurt S. Nelson and Fred Oehrlein, all hold executive positions with both JRM and McDermott.

     38. McDermott and JRM share principal executive officers.

Prospects For The Oil And Oil Service Industry

     39. It is apparent that the oil industry is posed for a turnaround and defendants simply are exploiting and taking advantage of a temporary, cyclical downturn to acquire the minority shares of JRM at an inadequate and unfair price. On May 12, 1999, in an article appearing in AP Online, it was reported:

     Oil Industry Gets Good News

     Oil prices will likely rise now that oil ministry representatives from Saudi Arabia, Iran, Venezuela and Mexico have agreed to cut production. The cut is meant to bolster prices. The agreement is effective April 1, Saudi Oil Minister Ali Nalmi said. The pact was reached after two days of meetings ahead of a March 23 meeting of OPEC oil ministers in Vienna, Austria.

     40. This was the result of an announcement appearing that same day in BBC Summary of World Broadcasts:

     Within the framework of the continuous consultations between the Gulf Cooperation Council [GCC] member states on various oil issues, the oil and energy ministers of the Sultanate of Oman, Kuwait, Qatar and the Kingdom of Saudi Arabia met in the region of Shaybah, in the Empty Quarter, on Wednesday 22/11/1419 AM. corresponding to 10th March 1999, and after consultations between the ministers, the latter issued the following Shibah Declaration:

    1. The current situation of the oil market, with falling prices and increasing reserves, will not be in the interest of producing countries or the oil industry in the short and long terms. Furthermore, this situation has negative repercussions on the world economy as oil investments are decreasing. This will lead to a fall in oil supplies in the future. This is unacceptable and should not be allowed to go on.

    2. The countries present at the Shayban meeting will endeavor, in close consultation with OPEC and non-OPEC oil producing countries, to take every measure, foremost cutting oil output by quantities which are deemed liable to take out the surplus reserve from the market which would in turn lead to a price rise.

    3. As a result of the consultations which have been held so far, the countries present at the Shaybah meeting express their optimism about the possibility of reaching, in the next few weeks, an effective agreement which would restore stability to the [oil] market and help achieve as tangible improvement in prices.

    41. In an analysis of the prospects for the oil industry, in general, in an article appearing in The Washington Post on March 2, 1999, it was stated:

    Likely OPEC Cutback Helps Push Oil Prices Up

    Oil prices are beginning to recover from low levels that produced inflation relief and record-low pump prices, and so are oil industry stock prices, which contributed to the run-up in the Dow Jones industrial average yesterday.

    The rally, which has pushed crude oil prices up 33 percent from a 12-year low of $10.72 in December, resulted from different developments, according to oil industry experts. The prospect of further cuts in production when the Organization of Petroleum Exporting Companies meets on March 23, a reduction in inventories and heavy demand for heating oil in Germany in advance of an increase in tariffs have all fed the trend.

    Yesterday the rally stalled and prices fell slightly, with April crude oil futures on the New York Mercantile Exchange dropping 38 cents to $14.31 a barrel. But many analysts continue to believe that the signs point to a production cutback by OPEC nations, which were meeting in preliminary sessions yesterday and today in Amsterdam.

    In the past, many oil-producing nations doubted Saudi Arabia's commitment to reducing production, several analysts said. But meetings over the past 10 days between Saudi Arabia and Iran have begun to remove those doubts, said Roger Diwan, directors of global oil markets for the D.C.-based Petroleum Finance Corp.

    Diwan said OPEC might agree to cut about 2.3 million barrels a day from production.

    But industry analyst Constantine Fliakos of Merrill Lynch & Co. said that Venezuela, which also is a member of OPEC, is under pressure from its unions to maintain production at current levels, which might threaten an agreement.

    But he noted that the huge inventories that have kept prices low are beginning to be reduced. Oil inventories were high because of warmer than normal winters in the United States and Western Europe and because demand declined as Asia's economic crisis spread.

    "Ultimately, inventories correct," Fliakos said.

    Philip K. Verleger Jr., who runs an oil industry research firm in Boston, said that several anomalies also put upward pressure on prices. One is heavy demand for the oil used by industry and for home heating in Germany, Verleger.

    42. Any in a similar review appearing in the Sun-Sentinel on that same day, it was stated:

    OIL PRICE REBOUND BOOSTS GAS PRICES

    The cheap gas prices that drivers have been enjoying for months are heading higher.

    Crude oil prices have rallied in recent days on hopes that major producers such as Saudi Arabia and Iran will agree to cut output and ease the world's oil glut. The surge means a few more cents per gallon at the pump for drivers, but relief to beleaguered U.S. oil companies.

    Crude oil futures slipped Thursday after three days of gains, down 38 cents to $14.31 per barrel. Despite that decline, crude is still at levels not seen since November and is up 33 percent from a 12-year low of $10.72 in December.

    In addition to hopes for reduced output, oil prices have been aided by a harsh winter in some parts of the United States and increased industrial demand, said George Gaspar, an analyst with Robert W. Baird & Co.

    The surge has carried over to Wall Street, where stocks in oil companies such as Exxon, Mobil, Chevron and BP Amoco have been rising in hopes that their slumping profits would be revived by a turnaround in oil prices.

    And the results are already showing at the pump, where gasoline prices rose last week for the first time since

    September. The average price of self-serve regular gasoline was 94 cents per gallon, up a penny from two weeks earlier, according to the Lundberg Survey, which polls 10,000 gas stations nationwide.

    "It seems the last couple of days all the major companies went up a penny or two," said Demitri Karavokiris, owner of a Shell service station on State Road 84 in Fort Lauderdale. Karavokiris said he raised prices 2 cents a gallon to 99 cents for regular grade gas and $1.19 for premium grade.

    In Boca Raton, Mobile station owner Ron Pearson raised prices 2 cents on Wednesday to $1.08 for regular grade and $1.28 for premium.

    Pearson said retailers usually don't share in the gain when prices rise, or lose money when prices decline. "Whether it goes up or whether it goes down, we've got to make enough to pay the rent," Pearson said.

    If oil production cuts are announced and sustained, analysts said, crude oil could rise to $17 or $18 per barrel in the next several months -- adding another 10 to 20 cents per gallon to average gasoline prices.

    Increased demand during the spring and summer travel season historically adds a few cents per gallon to pump prices as well.

    43. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate. As recently as the last half of 1998, the Company's shares traded at values fair exceeding the price offered in the Proposed Transaction.

    44. The price that McDermott has offered has been dictated by McDermott to serve its own interests, and is being crammed down by McDermott to force JRM's minority shareholders to relinquish their JRM shares at a grossly unfair price.

    45. McDermott, by reason of its approximate 63% ownership of JRM's outstanding shares, and its business arrangements and connections with JRM in a position to ensure effectuation of the transaction without regard to its fairness to JRM's minority shareholders.

    46. Because McDermott is in possession of proprietary corporate information concerning JRM's future financial prospects, the degree of knowledge and economic power between McDermott and the class members is unequal, making it grossly and inherently unfair for McDermott to obtain the remaining JRM shares at the unfair and inadequate price that it has proposed.

    47. By offering a grossly inadequate price for JRM's shares and by using its control as a means to force the consummation of the transaction, McDermott is violating its duties as a controlling shareholder.

    48. Any purported review of the transaction by a special committee of "independent directors" would be a sham, given McDermott's domination and control of the Company.

    49. Any vote by JRM's shareholders would be a sham, given McDermott's domination and control of the Company.

    50. Any buy-out of JRM minority shareholders by McDermott on the terms offered, will deny class members their right to share proportionately and equitably in the true value of JRM's valuable and profitable business, and further growth in profits and earnings, at a time when the Company is fundamentally and financially strong and poised for greater progress.

    51. Because McDermott is a controlling shareholder of JRM, no auction or market check can be effected to establish JRM's worth through arm's-length bargaining. Thus, McDermott has the power and is exercising its power to acquire JRM's shares and dictate terms which are in McDermott's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of JRM's stock.

    52. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority shareholders of JRM and are engaging in improper, unfair dealing and wrongful and coercive conduct.

    53. Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

    54. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

        WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

     B. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

     C. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

     D. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

     E. Granting such other, and further relief as this Court may deem to be just and proper.

                                                Respectfully submitted,

                                                /s/ Rachel W. Wisdom
                                                ------------------------------
                                                George C. Freeman, III, 14272
                                                Rachel W. Wisdom, 21167
                                                           of
                                                STONE, PIGMAN, WALTHER,
                                                  WITTMANN & HUTCHINSON, L.L.P.
                                                546 Carondelet Street
                                                New Orleans, Louisiana 70130
                                                Telephone: (504) 581-3200

                                                Attorneys for Plaintiffs


OF COUNSEL:

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
Suite 1600
New York, New York 10176
(212) 682-3025

Jules Brody
STULL STULL & BRODY
6 East 45th Street
New York, New York  10017
(212) 687-7230